United States securities and exchange commission logo





                             November 16, 2020

       Kyle Armbrester
       Chief Executive Officer
       Signify Health, Inc.
       800 Connecticut Avenue
       Norwalk, CT 06854

                                                        Re: Signify Health,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
20, 2020
                                                            CIK No. 0001828182

       Dear Mr. Armbrester:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted October 20, 2020

       Cover Page

   1. To facilitate an understanding of your corporate structure and the use of proceeds, please revise the prospectus
cover page to explain that you will be implementing an    Up-C
                                                        structure in connection
with this offering and clearly identify both the holding and the operating companies.
       Overview, page 1

   2. Please define the term "episodes of care" the first time it is used in your disclosure. In addition, please define
abbreviations at first use. For example only, we note that "CMS" is used but not defined on
page 2 and "TML" on page 31.
 Kyle Armbrester
FirstName LastNameKyle   Armbrester
Signify Health, Inc.
Comapany 16,
November   NameSignify
              2020     Health, Inc.
November
Page 2    16, 2020 Page 2
FirstName LastName
3. With reference to your disclosure on page 24 and 99, where you state that COVID-19 has significantly affected your business, please revise the Prospectus Summary to balance your summary to discuss the negative impact that COVID-19 has had on your business operations and results in recent months. Also revise the first bullet point on page 11 to clarify that COVID-19 has in fact had an adverse effect on your business.
4. We note your statements regarding your "leading positions" in the various businesses in which you operate, that you are the leading provider of IHE services to third-party
         Medicare Advantage plans, that you are a leading healthcare brand, and other statements of leadership throughout your document. Please revise to disclose the basis for these statements.
How we measure our progress, page 3

5. We note your disclosure that you "operate within the $1.9 trillion market...," "believe value-based payment programs will eventually capture 60% to 70% of total health spending for these payors" and "estimate that approximately $750 billion is currently paid annually in value-based contracts." Please disclose the material assumptions and describe the types of sources your management analyzed for you to arrive at these figures.
6. Please balance your statement regarding your revenues for the year ended December 31,
         2019 and the growth from 2018 by also disclosing your net loss. Our Growth Strategy, page 5

7. We note your disclosure on page 6 that you plan to "expand [y]our episode of care programs" Please balance your disclosure here to include disclosure that the growth in the
         BPCI-A program may be limited once the program is locked into place at the end of 2020 consistent with your risk factor disclosure on page 27.
Implications of being an emerging growth company, page 12

8. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Risk Factors, page 24

9. Please add a risk factor to discuss Mr. Carlson's potential conflict of interests related to his potential 3% transaction fee payable upon the occurrence of certain future potential acquisitions you make, or tell us why you do not believe it is required.
Holding Company Structure and the Tax Receivable Agreement, page 78

10. Please revise to disclose the anticipated timing of the payouts and how you intend to fund the required payouts under the Tax Receivable Agreement. Please discuss the potential
 Kyle Armbrester
FirstName LastNameKyle   Armbrester
Signify Health, Inc.
Comapany 16,
November   NameSignify
              2020     Health, Inc.
November
Page 3    16, 2020 Page 3
FirstName LastName
         liability to the company if it fails to make such payouts.
Customer Equity Appreciation Rights Agreement, page 111

11. We note your disclosure that you have entered into Customer Equity Appreciation Rights
         Agreements with one of your customers pursuant to which you may be required to settle the agreement for cash if your customer meets certain revenue targets. Please provide additional material disclosure for each of these agreements, including
(i) the fair market
         value of your equity at the time of the grant; (ii) the number of rights under each award;
         and (iii) disclose how the proposed reorganization and initial public offering will effect these agreements or otherwise advise.
Business, page 121

12. We note your graphic at the of page 124 contains text that is not legible. Please revise the graphic accordingly. In addition, please provide the source for your graphic at the bottom of page 124 and disclose for what time period the graphic represents.
13. We note your disclosure on the bottom of page 125 that "[h]ealth benefit spending in the private health insurance market has historically exceeded $1 trillion annually." However, we also note your graphic at the bottom of page 124 shows a dollar amount less than 1 trillion. Please revise this inconsistency or otherwise advise. Established and Long-Standing Customer Relationships, page 128

14. We note your disclosure on page 128 that you "enjoy long-standing and a history of collaborative innovation with many of your customers." Please provide additional disclosure on the types of material "collaborative innovations" you have accomplished.
Customers, page 135

15. You indicate on page 26 that two health plan partners accounted for 23% and 21%, respectively, of your total revenue for the year ended December 31, 2019. Please revise to identify these customers, or tell us why you do not believe such identification is material. Please also advise whether you have agreements with these customers on which you are substantially dependent, pursuant to Item 601(b)(10) of Regulation S-K.
Competition, page 135

16. Please revise to include a discussion of your competitive position in each of your material business segments, including Home & Community Services and Episodes of Care
         Services segments, to the extent it is material to an understanding of each segment.
17. We note, that you disclose that in your episodes business you compete with providers who self-convene and directly contract with CMS. In addition to the providers who self-
         convene, please revise the discussion of competition to discuss your main competitors in your episodes business. For example, please describe your competitors that contract
 Kyle Armbrester
Signify Health, Inc.
November 16, 2020
Page 4
       directly with CMS on behalf of providers to participate in the BPCI-A space.
Sales and Marketing, page 135

18. Please expand your discussion of sales and marketing to disclose your strategy for each of your two major business segments. For example, we note your disclosure elsewhere that you have "large call centers." Please revise your disclosure to include additional material details on how you go about obtaining new customers in each of your material business lines.
Director Compensation, page 165

19. We note you have a footnote (4) to your director compensation table on page 165, but the footnote does not appear to be in the actual table. Please revise accordingly.
Certain Relationships and Related Party Transactions
Consulting Agreements, page 171

20. We note your disclosure on page 171 that consulting fees were paid to certain directors, including Mr. Carlson. However, we note your disclosure on page 166 that the consulting fees paid to Mr. Carlson were actually paid to Mr. Carlson's company, Eir Partners, LLC.
       Please revise your disclosure on page 171 or otherwise advise. In addition, we note you intend to file the consulting agreement, as amended, with Eir Partners, LLC, but do not include the consulting agreement with Mr. McNamara. Please file the consulting agreement with Mr. McNamara pursuant to Item 601(b)(10) of Regulation S-K or otherwise advise.
       You may contact Kristin Lochhead at 202-551-3664 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNameKyle Armbrester
                                                            Division of
Corporation Finance
Comapany NameSignify Health, Inc.
                                                            Office of Life
Sciences
November 16, 2020 Page 4
cc:       Shane Tintle
FirstName LastName